UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2025

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐    No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 10, 2025

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RECORD RESULTS
FOR THE THIRD QUARTER OF 2025

Another Strong Quarter Expected in Q4 with Revenues of around $127 million

MIGDAL HAEMEK, Israel – November 10, 2025 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the third quarter ended September 30, 2025.

2025 Third Quarter Financial Highlights

•	Record revenues of $126.0 million, a 12% YoY increase;

•	GAAP gross margin of 50.0% and non-GAAP gross margin of 51.5%;

•	GAAP operating income of $31.8 million (up 8% YoY) and non-GAAP operating income of $37.6 million (up 10% YoY), representing operating margins of 25.3% and 29.9%, respectively;

•	$500 million raised via new offering of convertible notes;

•
The GAAP results include a one-time capital loss of $89 million, net, related to the repurchase of 83% of the 2021 convertible notes which led to a GAAP net loss of $53.2 million and EPS of $(1.16); non-GAAP net income of $40.9 million (up 10% YoY); non-GAAP diluted EPS of $0.82; and

•	Generated cash of over $34 million from operating activities.

Fourth Quarter Guidance

Based on current orders, sales pipeline, and ongoing customer engagements, Management expects Q4 2025 revenue to be around $127 million, representing annual 2025 revenues of $495 million, a record year for Camtek with expected strong growth of 15% over 2024.

Management Comment

Rafi Amit, Camtek’s CEO commented, “We are very pleased with our results and achievements this quarter. Similar to the prior quarters, Camtek continued to grow and deliver record performance, driven primarily by the ongoing increasing demand for high-performance computing for AI applications.”

Continued Mr. Amit, “With the recent industry-wide announcements regarding large scale investments in data centers and AI applications, supporting a positive outlook for sustained industry growth and wafer fab equipment spending, we anticipate that Camtek’s annual growth will continue in 2026. At this stage, we expect that the revenues will be more second half weighted, following a somewhat slower start to the year.”

Concluded Mr. Amit, “With Camtek’s leading market position and the cutting-edge technological capabilities that we have recently added, we are well positioned to capitalize on the massive AI investments and to pursue significant growth while increasing our market share over the coming years.”

Third Quarter 2025 Financial Results

Revenues for the third quarter of 2025 were $126.0 million. This compares to third quarter 2024 revenues of $112.3 million, a year-over-year growth of 12%.

Gross profit on a GAAP basis in the quarter totaled $63.0 million (50.0% of revenues), an increase of 13% compared to $55.9 million (49.7% of revenues) in the third quarter of 2024.

Gross profit on a non-GAAP basis in the quarter totaled $64.9 million (51.5% of revenues), an increase of 14% compared to $57.1 million (50.8% of revenues) in the third quarter of 2024.

Operating income on a GAAP basis in the quarter totaled $31.9 million (25.3% of revenues), an increase of 7% compared to $29.6 million (26.4% of revenues) in the third quarter of 2024.

Operating income on a non-GAAP basis in the quarter totaled $37.6 million (29.9% of revenues), an increase of 10% compared to $34.2 million (30.4% of revenues) in the third quarter of 2024.

During the third quarter, Camtek issued $500 million of 0% coupon convertible senior notes in a private offering and used some of the proceeds to repurchase notes from a prior offering. Consequently, a loss of $89 million was recorded in the GAAP results.

Net loss on a GAAP basis in the quarter, which includes the aforementioned loss, totaled $53.2 million, or ($1.16) per basic share, compared to net income of $32.7 million, or $0.66 per diluted share, in the third quarter of 2024.

Net income on a non-GAAP basis in the quarter totaled $40.9 million, or $0.82 per diluted share, an increase of 10% compared to a non-GAAP net income of $37.0 million, or $0.75 per diluted share, in the third quarter of 2024.

Cash and cash equivalents, short-term and long-term deposits, and marketable securities, as of September 30, 2025, were $794.0 million compared to $ 543.9 million as of June 30, 2025. During the third quarter, the Company generated an operating cash flow of $34.3 million. In addition, as mentioned earlier, Camtek raised $219 million, net, in new convertible debt, replacing a prior series of convertible debt.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, on November 10, 2025 at 09:00 ET (16:00 Israel time). Rafi Amit, CEO, Moshe Eisenberg, CFO, and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will provide access to the video call: https://us06web.zoom.us/webinar/register/WN_aq_SOaEvTAiVDABZPEc9Eg

For those wishing to listen via phone, following registration, the dial in link will be sent. For any problems in registering, please email Camtek’s investor relations a few hours in advance of the call.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek's systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek's systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industries’ leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expectations and statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to, the effects of the war situation in Israel, and the related evolving regional conflicts; the continued demand  and future contribution of HPC, HBM and Chiplet applications and devices to the Company business resulting from, among other things, the field of AI surging worldwide across companies, industries and geographies; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes; our dependency on the semiconductor industry and the risk that adverse economic conditions, reduced capital expenditures, or cyclical downturns may negatively impact our results; the concentration of our business in certain Asia Pacific countries, particularly China, Taiwan, and Korea, which may be subject to trade restrictions, regulatory changes, or geopolitical tensions; and those other factors discussed in our Annual Report on Form 20-F as published on March 19, 2025 as well as other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; (ii) acquisition related expenses and )iii) expenses related to the extinguishment of convertible notes, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets (Unaudited)

(In thousands)

	September 30,	December 31,
	2025	2024
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	199,671	126,224
Short-term deposits	382,450	231,000
Marketable securities	57,373	30,813
Trade accounts receivable, net	112,502	99,471
Inventories	126,492	111,204
Other current assets	21,337	21,347

Total current assets	899,825	620,059

Long-term deposits	20,000	26,000
Marketable securities	134,460	87,115
Long-term inventory	16,131	11,879
Deferred tax asset, net	10,858	3,090
Other assets, net	2,493	2,001
Property, plant and equipment, net	62,214	54,196
Intangible assets, net	10,736	13,357
Goodwill	74,345	74,345

Total non- current assets	331,237	271,983

Total assets	1,231,062	892,042

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	33,232	46,630
Other current liabilities	85,463	77,280

Total current liabilities	118,695	123,910

Long-term liabilities
Deferred tax liabilities, net	-	5,606
Other long-term liabilities	15,220	15,366
Convertible notes	519,111	197,925
Total long-term liabilities	534,331	218,897

Total liabilities	653,026	342,807

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at September 30, 2025, and at December 31, 2024;
47,858,633 issued shares at September 30, 2025, and 47,541,682 at December 31, 2024;
45,766,257 shares outstanding at September 30, 2025, and 45,449,306 at December 31, 2024	178	177
Additional paid-in capital	227,589	214,931
Accumulated other comprehensive income (loss)	1,520	203
Retained earnings	350,647	335,822
	579,934	551,133
Treasury stock, at cost (2,092,376 shares as of September 30, 2025, and December 31, 2024)	(1,898)	(1,898)

Total shareholders' equity	578,036	549,235

Total liabilities and shareholders' equity	1,231,062	892,042

CAMTEK LTD. and its subsidiaries
Consolidated Statements of Income (Unaudited)

(in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2025	2024	2025	2024	2024
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	367,948	311,941	125,993	112,340	429,234
Cost of revenues	181,731	160,122	62,951	56,484	219,283

Gross profit	186,217	151,819	63,042	55,856	209,951

Operating expenses:
Research and development	35,289	27,916	13,453	9,770	38,287
Selling, general and administrative	54,409	47,134	17,744	16,440	63,595
Total operating expenses	89,698	75,050	31,197	26,210	101,882

Operating income	96,519	76,769	31,845	29,646	108,069

Financial income, net	16,901	16,994	6,526	6,370	23,169
Other expenses	(100,932)	-	(100,932)	-	-

Income (loss) before income taxes	12,488	93,763	(62,561)	36,016	131,238

Income tax benefit (expense)	2,337	(8,257)	9,380	(3,273)	(12,723)

Net income (loss)	14,825	85,506	(53,181)	32,743	118,515

Earnings per share information:	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2025	2024	2025	2024	2024
	U.S. dollars		U.S. dollars		U.S. dollars
Basic net earnings (loss) per share (in US dollars)	0.32	1.89	(1.16)	0.72	2.62

Diluted net earnings (loss) per share (in US dollars)	0.32	1.73	(1.16)	0.66	2.42

Weighted average number of
ordinary shares outstanding:

Basic	45,655	45,176	45,755	45,365	45,279

Diluted	49,502	49,333	45,755	49,437	49,369

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2025	2024	2025	2024	2024
	U.S. dollars		U.S. dollars		U.S. dollars

Reported net income attributable to Camtek Ltd. on GAAP basis	14,825	85,506	(53,181)	32,743	118,515
Acquisition of FRT-related expenses (1)	2,268	4,684	968	650	5,334
Loss from extinguishment of Capital Notes (2)	88,682	-	88,682	-	-
Share-based compensation	12,586	10,723	4,383	3,614	14,775
Non-GAAP net income	118,361	100,913	40,852	37,007	138,624

Non–GAAP net income per diluted share	2.42	2.05	0.82	0.75	2.83
Gross margin on GAAP basis	50.6%	48.7%	50.0%	49.7%	49.6%
Reported gross profit on GAAP basis	186,217	151,819	63,042	55,856	209,951
Acquisition of FRT-related expenses (1)	2,285	5,192	1,065	610	5,802
Share-based compensation	2,094	1,602	750	596	2,197
Non- GAAP gross profit	190,596	158,613	64,857	57,062	217,950
Non-GAAP gross margin	51.8%	50.8%	51.5%	50.8%	50.8%

Reported operating income attributable to Camtek Ltd. on GAAP basis	96,519	76,769	31,845	29,646	108,069
Acquisition of FRT related expenses (1)	3,239	6,527	1,383	928	7,455
Share-based compensation	12,586	10,723	4,383	3,614	14,775
Non-GAAP operating income	112,344	94,019	37,611	34,188	130,299

(1) During the nine-month period ended September 30, 2025, the Company recorded acquisition-related expenses of $2.3 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0.5 million. This amount is recorded under cost of revenues line item. (2) $1.8 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $1.0 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $1.0 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended September 30, 2025, the Company recorded acquisition-related expenses of $1.0 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0.5 million. This amount is recorded under cost of revenues line item. (2) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $0.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.4 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the nine-month period ended September 30, 2024, the Company recorded acquisition-related expenses of $4.7 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $3.4 million. This amount is recorded under cost of revenues line item. (2) $1.8 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $0.9 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.4 million re-organization expenses, recorded under the general and administrative expenses line item. (5) $1.8 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended September 30, 2024, the Company recorded acquisition-related expenses of $0.6 million, consisting of: (1) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (3) $0.3 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the year ended December 31, 2024, the Company recorded acquisition-related expenses of $5.3 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $3.4 million. This amount is recorded under cost of revenues line item. (2) $2.4 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $1.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.4 million re-organization expenses, recorded under the general and administrative expenses line item. (5) $2.1 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

(2) During the nine-month and three-month periods ended September 30, 2025, the Company recorded a loss of $88.7 million, consisting of: (1) $100.9 million from the extinguishment of Capital Notes recorded under the other expenses line item.  (2) $12.3 million tax benefit recorded under the income tax benefit line item.